Ballard Power Systems Inc.

News Release

Ballard CFO to Present at 2014 Gateway Conference in San Francisco

For Immediate Release – August 28, 2014

Vancouver, Canada – Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) announced that the Company’s Chief Financial Officer, Tony Guglielmin, has been invited to present at the 2014 Gateway Conference at The Palace Hotel in San Francisco on Thursday, September 4, 2014 at 10:00 a.m. PT (1:00 p.m. ET).

Mr. Guglielmin will discuss Ballard’s strategic direction within the fast-growing fuel cell sector and provide a review of the Company’s latest reported results. The Gateway Conference presentation will also include a live audio webcast, which will be available for replay at www.gateway-conference.com, under the Webcast tab. It is recommended that you register at least 10 minutes prior to the start of the live session to ensure timely access.

Ballard management will hold one-on-one meetings throughout the day. Ballard management will also participate in a brief video interview to be recorded at the conference, hosted by Conn Jackson – a popular syndicated radio personality and former investment banker – which will be posted to the Gateway Conference website and the Investors section of Ballard’s website following the conference.

About the Gateway Conference
The Gateway Conference is designed to provide a unique gateway between influential members of the investment community and a select group of compelling publicly-traded companies. Portfolio managers, research analysts and brokers from buy-side and sell-side institutions will have the opportunity to learn about more than 60 small-cap growth companies from a number of growth industries, including technology, business services, digital media, clean-tech, consumer, Internet retail and life sciences. For more information, visit www.gateway-conference.com.

The invitation-only conference is hosted by Liolios Group, one of the nation’s top investor relations agencies, and sponsored by leading firms that service the financial community. For more information about Liolios Group, visit www.liolios.com.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com